FORM 11-K

                  SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549



[X]ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
   OF 1934  [FEE REQUIRED]

For the fiscal year ended December 31, 1997
                                 OR


[ ]TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
   OF 1934  [NO FEE REQUIRED]

For the transition period from .........to.........

Commission Title Number 0-9831


                     LIZ CLAIBORNE SAVINGS PLAN
                         (FULL TITLE OF PLAN)










                          LIZ CLAIBORNE, INC.
                (NAME OF ISSUER OF THE SECURITIES HELD
                         PURSUANT TO THE PLAN)



                             1441 BROADWAY
                        NEW YORK, NEW YORK 10018
                (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES


                         FINANCIAL STATEMENTS AND EXHIBITS


Financial Statements

See Index to Financial Statements and Schedule at page F-1 and the accompanying
Financial Statements.

Exhibits

10(a) Liz Claiborne Savings Plan ("Savings Plan"), as amended and restated, is incorporated herein by reference from Exhibit 10(f) to the Company's Annual Report on Form 10-K for the fiscal year ended
             December 30, 1989.

10(b) Amendment Nos. 1 and 2 to the Savings Plan are incorporated herein by reference from Exhibit 10(g) to the Company's Annual Report on Form 10-K for the fiscal year ended December 26, 1992.

10(c) Amendment Nos. 3 and 4 to the Savings Plan are incorporated herein by reference from Exhibit 10(g)(i) to the Company's Annual Report on Form 10-K for the fiscal year ended December 25, 1993.

10(d)Amendment No. 5 to the Savings Plan is incorporated herein by reference from Exhibit 10(a) to the Company's Quarterly Report on Form 10-Q for the period ended July 2, 1994.


10(e) Amendment No. 6 to the Savings Plan, is incorporated herein by reference from Exhibit 10(e)(iii) to the Company's Annual Report on Form 10-K for the fiscal year ended December 28, 1996 (the "1996
             Annual Report").

10(f)Amendment No. 7 to the Savings Plan is incorporated herein by reference from Exhibit 10(e)(iv) to the Company's 1996 Annual Report.

10(g)Amendment No. 8 to the Savings Plan is incorporated herein by reference from Exhibit 10(e)(v) to the Company's Annual Report on Form 10-k for the year ended January 3, 1998.

10(h)        Trust  Agreement  dated as of July 1, 1994  between the Company and
             IDS Trust Company (the "Trust") related to the Plan is incorporated herein by reference from Exhibit 10(b) to the Company's Quarterly
             Report on Form 10-Q for the period ended July 2, 1994.

24           Consent of Independent Public Accountants

                                                     SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed by the undersigned hereunto duly authorized.



                                                  LIZ CLAIBORNE SAVINGS PLAN
                                                        (Name of Plan)




                                                    By /s/ Samuel M. Miller
                                                    Samuel M. Miller
                                                    Member of Administrative
June 29, 1998                                       Committee



                                             LIZ CLAIBORNE SAVINGS PLAN

                                     INDEX TO FINANCIAL STATEMENTS AND SCHEDULE



                                                                                                    Page

                                                                                                    Number

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                                                   2


FINANCIAL STATEMENTS:
    Statements of Net Assets Available for Plan Participants
        as of December 31, 1997 and 1996                                                              3 to 4

    Statements of Changes in Net Assets Available for Plan  Participants for the
        Years Ended December 31, 1997,
            1996 and 1995                                                                             5 to 7


    Notes to Financial Statements                                                                    8 to 13


Supplemental Schedule:

  Schedule I. Investments                                                                                 14







Note: Schedules other than that referred to above have been omitted as inapplicable or not required under the instructions contained in Regulation S-X or the information is included elsewhere in the financial statements or the notes thereto.



                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Administrative Committee of
   The Liz Claiborne Savings Plan:


We have audited the accompanying statements of net assets available for plan participants of the Liz Claiborne Savings Plan (the "Plan") as of December 31, 1997 and 1996, and the related statements of changes in net assets available for plan participants for each of the three years in the period ended December 31, 1997. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan participants of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for plan participants for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedule of investments is presented for the purpose of complying with the Securities and Exchange Commission's rules and is not a required part of the basic financial statements. In addition, the Fund Information in the statements of net assets available for plan participants and the statements of changes in net assets available for plan participants is presented for purposes of additional analysis rather than to present the net assets available for plan participants and changes in net assets available for plan participants of each fund. The schedule and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/Arthur Andersen LLP

New York, New York
June 26, 1998




                                             LIZ CLAIBORNE SAVINGS PLAN
                              Statement of Net Assets Available for Plan Participants
                                              As of December 31, 1997


                         LIZ INC    IDS FED        IDS    AMER EXP      IDS NEW   OPPEN   TEMPLETON   LIZ CO
FUNDS                    ACCOUNT     INCOME      MUTUAL EQUITY INDEX  DIMENSIONS DISCOVERY  FOREIGN    STOCK      TOTAL

PLAN ASSETS
Cash                      $67,896    $21,448     $48,377     $73,358     $88,444  $10,476   $10,264     $53,199      $373,462
Investments            20,433,019  2,792,666   6,211,052  16,193,963  12,326,985  543,670   952,983  10,650,387    70,104,725
Accrued dividends
 and interest                 ---        ---         ---         ---         ---      ---       ---       2,694         2,694
Loans to participants     736,540    174,220     327,506     492,227     662,044   48,162    42,237     387,738     2,870,674
                        ---------  ---------  ----------  ----------  ----------  -------  ---------  ---------    ----------

  TOTAL PLAN ASSETS    21,237,455  2,988,334   6,586,935  16,759,548  13,077,473  602,308 1,005,484  11,094,018    73,351,555
                      ----------- -----------  ---------  ----------  ----------  ------- ---------- ----------    ----------


PLAN LIABILITIES
Due to Plan
 Sponsor-forfeitures     545,095         ---         ---         ---         ---      ---       ---         ---       545,095

                         --------  ---------  ----------  ---------- -----------  ------- ---------  ----------   -----------

TOTAL PLAN LIABILITIES    545,095        ---         ---         ---         ---      ---       ---         ---       545,095
                          ------- ----------  ----------  ---------- -----------  ------- --------- -----------   -----------

NET ASSETS AVAILABLE FOR
  PLAN PARTICIPANTS   $20,692,360 $2,988,334  $6,586,935 $16,759,548 $13,077,473 $602,308$1,005,484 $11,094,018   $72,806,460
                      =========== ==========  ========== =========== =========== ================== ===========   ===========












               The accompanying notes to financial statements are an integral part of this statement.





                                             LIZ CLAIBORNE SAVINGS PLAN
                              Statement of Net Assets Available for Plan Participants
                                              As of December 31, 1996




                         LIZ INC      IDS FED       IDS          AMER EXP            IDS NEW           LIZ CO
FUNDS                    ACCOUNT      INCOME       MUTUAL      EQUITY INDEX        DIMENSIONS           STOCK            TOTAL

PLAN ASSETS

Investments             $20,763,118   $2,106,225  $4,740,770     $11,986,514         $8,786,923       $10,296,867      $58,680,417
Accrued dividends
and interest                    ---          ---         ---             ---                ---             2,256            2,256
Loans to participants       722,542      163,858     340,965         430,241            580,673           343,986        2,582,265
                        -----------  -----------  ----------  --------------   ----------------  ---------------- ----------------

  TOTAL PLAN ASSETS      21,485,660    2,270,083   5,081,735      12,416,755          9,367,596        10,643,109       61,264,938
                        -----------  -----------  ----------  --------------   ----------------  ---------------- ----------------


PLAN LIABILITIES
Due to Plan
Sponsor-forfeitures         194,582          ---         ---             ---                ---               ---          194,582
Due to Plan participants    153,851                                                                                        153,851
                         ----------  -----------  ----------  --------------   ----------------  ---------------- ----------------

  TOTAL PLAN LIABILITIES    348,433          ---         ---             ---                ---               ---          348,433
                         ----------  -----------  ----------  --------------   ----------------  ---------------- ----------------

  NET ASSETS AVAILABLE FOR
    PLAN PARTICIPANTS   $21,137,227   $2,270,083 $5,081,735      $12,416,755         $9,367,596       $10,643,109      $60,916,505
                        ===========  =========== ========== ================   ================  ================ ================






               The accompanying notes to financial statements are an integral part of this statement.






                                             LIZ CLAIBORNE SAVINGS PLAN
                         Statement of Changes in Net Assets Available for Plan Participants
                                        For the Year Ended December 31, 1997




                          LIZ INC     IDS FED        IDS     AMER EXP      IDS NEW    OPPEN   TEMPLETON     LIZ CO
FUNDS                     ACCOUNT      INCOME      MUTUAL EQUITY INDEX   DIMENSIONS DISCOVERY   FOREIGN      STOCK       TOTAL

INVESTMENT ACTIVITIES:
 Interest Income         $372,651     $13,726     $26,708      $39,045      $49,788   $2,727     $4,186     $52,182    $561,013
 Dividends                    ---     147,829     885,353          ---      919,052   11,218     99,893     108,542   2,171,887
 Securities Transactions:
  Proceeds             12,235,293     915,376   1,037,557    2,859,795    1,936,763  236,154    322,942   6,235,501  25,779,381
  Aggregate Cost
   (Weighted Average
    Basis)             12,104,897     909,548     967,492    2,515,751    1,745,814  241,662    308,231   6,001,487  24,794,882
                        ---------  ----------   ---------  -----------  ----------- --------  ---------  ---------- -----------

   Net Gain (Loss)        130,396       5,828      70,065      344,044      190,949   (5,508)    14,711     234,014     984,499
                        ---------  ----------   ---------  -----------  ----------- --------  ---------  ---------- -----------

 Changes in Unrealized
  Appreciation/
 (Depreciation)
  of Investments          769,340      35,147      (6,413)   3,585,529    1,215,714   20,804    (94,492)    626,036   6,151,665

CONTRIBUTION AND
 PAYMENT ACTIVITIES:
 Employer Contributions,
  net of forfeitures      343,665      96,914     262,536      276,807      403,077   38,478     46,911     204,062   1,672,450
 Employee Contributions 1,415,234     410,911     990,276    1,422,793    1,888,531  159,906    179,197   1,028,621   7,495,469
 Employee Transfers    (1,369,873)    324,172    (139,612)     294,074       48,657  393,257    927,110    (477,785)        ---
 Amounts Withdrawn
  by Participants      (2,106,280)   (316,276)   (583,713)  (1,619,499)  (1,005,891) (18,574)  (172,032) (1,324,763) (7,147,028)
                       ----------  ----------  ----------  -----------  ----------- -------- ----------  ---------- -----------

   Change in Net
    Assets Available for
    Plan Participants    (444,867)    718,251   1,505,200    4,342,793    3,709,877  602,308  1,005,484     450,909  11,889,955

NET ASSETS AVAILABLE
 FOR PLAN PARTICIPANTS,
 BEGINNING BALANCE     21,137,227   2,270,083   5,081,735   12,416,755    9,367,596      ---        ---  10,643,109  60,916,505
                      -----------  ----------  ----------  -----------  ----------- -------- ----------  ---------- -----------

NET ASSETS AVAILABLE
 FOR PLAN
 PARTICIPANTS,
ENDING BALANCE       $20,692,360  $2,988,334  $6,586,935  $16,759,548  $13,077,473 $602,308 $1,005,484 $11,094,018 $72,806,460
                     ===========  ==========  ==========  ===========  =========== ======== ========== =========== ===========





               The accompanying notes to financial statements are an integral part of this statement.







                                             LIZ CLAIBORNE SAVINGS PLAN
                         Statement of Changes in Net Assets Available for Plan Participants
                                        For the Year Ended December 31, 1996



                                       LIZ INC      IDS FED         IDS      AMER EXP    IDS NEW           LIZ CO
FUNDS                                   AC COUNT     INCOME       MUTUAL  EQUITY INDEX  DIMENSIONS          STOCK             TOTAL

INVESTMENT ACTIVITIES:
 Interest Income                       $789,013     $12,903      $24,138     $27,141    $35,951           $38,660          $927,806
 Dividends                                  ---     122,245      434,850         ---    334,070           116,554         1,007,719
 Securities Transactions:
  Proceeds                           14,959,684     718,802    1,029,238   1,777,349  1,038,177         4,503,918        24,027,168
  Aggregate Cost
   (Weighted Average Basis)          14,843,581     731,738    1,004,693   1,634,643    957,037         4,271,577        23,443,269
                                    -----------   ---------    ---------  ----------  ---------  ----------------  ----------------

   Net Gain (Loss)                      116,103     (12,936)      24,545     142,706     81,140           232,341           583,899
                                    -----------   ---------     --------   ---------  ---------  ----------------  ----------------

 Changes in Unrealized Appreciation/
  (Depreciation) of Investments        459,809     (25,593)      73,355    1,988,416    955,002         2,669,086         6,120,075

CONTRIBUTION AND PAYMENT ACTIVITIES:
 Employer Contributions,
  net of forfeitures                   464,391     151,618      324,069     344,517     479,809           251,896         2,016,300
 Employee Contributions              1,512,647     534,553    1,121,883   1,194,448   1,732,824           879,932         6,976,287
 Employee Transfers                 (1,634,340)    (81,058)     191,450     282,438   1,877,952          (636,442)              ---
 Amounts Withdrawn by Participants  (2,146,177)   (214,915)    (467,175)   (969,150)   (728,142)         (782,479)       (5,308,038)
                                    -----------   ---------   ---------   ---------  ----------  ----------------  ----------------

   Change in Net Assets Available
    for Plan Participants             (438,554)    486,817   1,727,115    3,010,516   4,768,606         2,769,548        12,324,048

NET ASSETS AVAILABLE FOR PLAN
 PARTICIPANTS, BEGINNING BALANCE    21,575,781   1,783,266   3,354,620    9,406,239   4,598,990         7,873,561        48,592,457
                                   -----------   ---------   ---------   ----------  ----------  ----------------  ----------------

NET ASSETS AVAILABLE FOR PLAN
 PARTICIPANTS, ENDING BALANCE      $21,137,227  $2,270,083  $5,081,735  $12,416,755  $9,367,596       $10,643,109       $60,916,505
                                   ===========  ==========  ==========  ===========  ==========  ================  ================







               The accompanying notes to financial statements are an integral part of this statement.






                                             LIZ CLAIBORNE SAVINGS PLAN
                         Statement of Changes in Net Assets Available for Plan Participants
                                        For the Year Ended December 31, 1995



                                       LIZ INC    IDS FED      IDS     AMER EXP       IDS NEW           LIZ CO
FUNDS                                  ACCOUNT     INCOME     MUTUAL EQUITY INDEX   DIMENSIONS          STOCK             TOTAL

INVESTMENT ACTIVITIES:
 Interest Income                    $1,122,917    $10,096     $18,061   $20,033       $23,100           $34,596        $1,228,803
 Dividends                                 ---     65,815     121,936       ---       180,568           116,551           484,870
 Securities Transactions:
  Proceeds                           8,284,162    280,007    430,239  1,435,758       405,650         1,646,973        12,482,789
  Aggregate Cost
   (Weighted Average Basis)          8,161,651    273,642    401,317  1,223,681       357,307         1,642,150        12,059,748
                                    ---------- ---------- ---------- ---------- -------------  ----------------  ----------------

   Net Gain                            122,511      6,365     28,922    212,077        48,343             4,823           423,041
                                    ---------- ---------- ---------- ---------- -------------  ----------------  ----------------

 Changes in Unrealized Appreciation
   of Investments                      269,569     55,564    263,192  2,186,211       493,185         2,822,198         6,089,919

CONTRIBUTION AND PAYMENT ACTIVITIES:
 Employer Contributions,
  net of forfeitures                   547,959    187,363    354,748    282,660       442,295           228,691         2,043,716
 Employee Contributions              1,896,647    627,755  1,129,910  1,014,653     1,429,228           740,023         6,838,216
 Employee Transfers                 (1,833,389)   336,762    508,247    146,786       830,223            11,371               ---
 Amounts Withdrawn by Participants  (2,477,864)  (145,568)  (212,006)  (992,249)     (230,913)         (804,547)       (4,863,147)
                                    ---------- ---------- ---------- ---------- -------------  ----------------  ----------------

   Change in Net Assets Available
    for Plan Participants             (351,650) 1,144,152  2,213,010  2,870,171     3,216,029         3,153,706        12,245,418

NET ASSETS AVAILABLE FOR PLAN
 PARTICIPANTS, BEGINNING BALANCE    21,927,431    639,114  1,141,610  6,536,068     1,382,961         4,719,855        36,347,039
                                   ----------- ---------- ---------- ---------- -------------  ----------------  ----------------

NET ASSETS AVAILABLE FOR PLAN
 PARTICIPANTS, ENDING BALANCE      $21,575,781 $1,783,266 $3,354,620 $9,406,239    $4,598,990        $7,873,561       $48,592,457
                                   =========== ========== ========== ========== =============  ================  ================





               The accompanying notes to financial statements are an integral part of this statement.

                                             LIZ CLAIBORNE SAVINGS PLAN


                                           NOTES TO FINANCIAL STATEMENTS


(1)     Description of the Plan

        The Liz Claiborne Savings Plan (as amended, the "Plan") was adopted by Liz Claiborne, Inc. (the "Company") effective January 1, 1985. An administrative committee (the "Administrative Committee") has been appointed by the Board of Directors of the Company to supervise the administrative and investment operations of the Plan. Administrative expenses are paid by the Company. The Plan is a trusteed, defined
        contribution   plan   subject   to  the   reporting   and   disclosure
        requirements, participation and vesting standards, and fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. The provisions of the Plan comply with the requirements of ERISA. The Plan trustee and recordkeeper is Amercan Express Trust Company.

        Employees of the Company and certain of its wholly-owned subsidiaries who are not covered by certain collective bargaining agreements become eligible to participate in the Plan on the first of the month after they have attained age 21, have completed 12 consecutive months of service and have worked at least 1,000 hours during those 12 months.

        The Plan provides for contributions by the participating employees of amounts ranging from 1% to 15% of compensation, as defined in the Plan, and for contributions by the Company, which includes for purposes hereof, the Company and certain of its wholly-owned subsidiaries, equal to 50% of each participant's contributions, limited to the first 5% of compensation contributed. Participants' contributions are made at the option of each employee, except that certain participants may be restricted as to the amount of the contribution pursuant to the provisions of the Internal Revenue Code, as amended (the "Code").

        The participants have access to their account information through a toll-free number and the ability to obtain current account balances, change contribution rates or investment elections, request a loan or receive specific information about fund performance on a daily basis. Participants may suspend elective contributions and enroll again at any time as long as they are eligible employees.

        Participants become vested in their Company matching contribution account based on their number of years of service with the Company. The vesting schedule is as follows:

                                  Years of service                       Vested
                                  with the Company                    Percentage
                                     Less than 2                              0%
                                               2                             20%
                                               3                             40%
                                               4                             60%
                                               5                             80%
                                       6 or more                            100%

        Participants' interest in their Company matching contribution account is fully vested and nonforfeitable in the event of death, disability or retirement at or after Normal Retirement Date (age 65).

        The portion of a participant's Company matching contribution account balance which is not vested at the time of separation of service with the Company is retained in the Plan. Pursuant to the terms of the Plan document, these forfeitures are used to offset any employer contributions for the current year or in the next succeeding year. For the years ended December 31, 1997, 1996 and 1995, forfeitures amounted to $710,166, $194,582 and $202,051, respectively.

        Upon termination of employment, the value of a participant's vested account is payable in stock of the Company, or in cash, or the participant may elect to roll it over to an IRA or a future employer's plan. At the participant's election, such distribution may be requested immediately, or (i) if the balance is less than $5,000, distribution will be processed by December 31 of that year, or (ii) if the account balance is in excess of $5,000, in equal installments over a period from two to ten years, or (iii) if the account balance is in excess of $5,000 and the participant reaches age 65, distribution will be processed for December 31 of that year.

        As allowed under Internal Revenue Service rules, participants may withdraw funds from their account while employed if needed to satisfy an immediate and heavy financial need. Any amount withdrawn will be subject to income taxes and may be subject to an additional tax based on early withdrawal.

        Active participants may borrow up to 50% of their vested account balance and have multiple loans outstanding at one time. The minimum loan amount is $1,000 and the maximum amount is $50,000. The interest rate applicable to a loan is the prime rate at the time the loan is granted plus one percent. The rate in effect on December 31, 1997 was 9.50%.

        The participant has a choice of repaying the loan over a period between 12 to 54 months. Participants repay their loans through payroll deductions. In addition, any outstanding principal balance may be repaid in full on any business day. Upon termination of employment, the participant must repay the outstanding principal balance in full. In the event the loan is not repaid in full, it is treated as a taxable distribution.

(2)     Investment programs:

        Each employee may direct American Express Trust Company to invest their contributions in one or more of the following investment funds:

        Liz Claiborne Income Account

        A collective investment fund managed by American Express Trust Company which invests mainly in fixed income contracts issued by insurance companies and banks, and other stable value contracts. The fund's investment goal is to preserve principal while maximizing current income. The fund had 1,695 and 1,902 participants at December 31, 1997 and 1996, respectively.

        IDS Federal Income

        A diversified income mutual fund managed by American Express Financial Corporation which generally invests at least 65% of its assets in U.S. government and government agency securities. The fund may also invest in options on governmental securities, pools of mortgage loans issued by financial or non-governmental mortgage institutions, non-governmental mortgage related securities and debt, and cash and cash equivalents. The fund's investment goal is to seek a high level of current income and safety of principal consistent with investments in U.S. government and government agency securities. The fund had 796 and 863 participants at December 31, 1997 and 1996, respectively.

        IDS Mutual

        A diversified mutual fund managed by American Express Financial Corporation which invests in a balance of common stocks and senior securities (preferred stocks and debt securities), convertible securities, derivative instruments and money market instruments issued by U.S. and foreign companies. The fund's investment goal is to provide a balance of growth of capital and current income. No more than 65% of the fund's assets may be invested in common stocks and no less than 35% in senior securities, convertible securities, derivative instruments and money market instruments. The fund had 1,489 and 1,534 participants at December 31, 1997 and 1996, respectively.

        American Express Trust Equity Index II

        A collective fund managed by American Express Trust Company which invests primarily in common stock of U.S. companies upon which the Standard & Poor's 500 Stock Index is based. The fund's investment goal is to achieve a total rate of return as close as possible to that of Standard & Poor's 500 Index. This fund is a collective investment fund which invests primarily in the American Express Equity Index Base Fund. The fund may also invest in high-quality money market securities and stock index futures contracts. The fund had 1,862 and 1,780 participants at December 31, 1997 and 1996, respectively.

        IDS New Dimensions

        A diversified mutual fund managed by American Express Financial Corporation that invests primarily in common stocks of U.S. and foreign companies which the fund's manager believes to show potential for significant growth. The fund's investment goal is to provide long-term growth of capital. The fund also invests in preferred stocks, debt securities, derivative instruments and money market instruments. The fund had 1,809 and 1,758 participants at December 31, 1997 and 1996, respectively.

        Oppenheimer Discovery

        An aggressive growth fund managed by Oppenheiner Funds which seeks to achieve long-term growth of capital. The fund invests primarily in common stocks of medium sized companies involved in new technologies and companies with new or innovative products and services. The fund had 275 participants at December 31, 1997.

        Templeton Foreign

        An international specialty growth fund managed by the Franklin Templeton Group which seeks to achieve long-term capital growth. The fund invests primarily in common stock of companies outside the United States, preferred stocks and certain debt securities. The fund had 322 participants at December 31, 1997.

        Liz Claiborne Company Stock

        The fund's investment goal is to provide participants with a way to invest in Liz Claiborne, Inc. The Plan Trustee buys shares of Liz Claiborne, Inc. common stock at current market prices on the New York Stock Exchange. The Company's contribution may also be made directly to the Plan in shares of Liz Claiborne, Inc. common stock (Note 8). The fund had 1,742 and 1,689 participants at December 31, 1997 and 1996, respectively.

        A portion of any of the Plan's investment funds may consist of short-term interest bearing accounts to meet the distribution needs or administrative requirements of the Plan. The Company will generally make contributions to the Trustee as soon as administratively practicable after each biweekly pay date.

3)      Investments:

        Investments are carried at market value. Security transactions are recorded on a settlement date basis. The difference resulting from the recording of transactions between trade date and settlement date was not material. Dividend income is recorded at the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

        The market value of individual investments that represent 5% or more of the Plan's total net assets available for plan participants as of December 31, 1997 and 1996 were as follows:

                                                                           1997                 1996
                   Liz Claiborne Income Account
                   American Express Trust Income Fund II                 $ 20,433,019         $ 14,595,194
                   Metropolitan Life-Fixed Income Contract                      --               6,167,924

                   IDS Mutual                                               6,211,052            4,740,770
                   American Express Trust Equity Index II                  16,193,963           11,986,514
                   IDS New Dimensions                                      12,326,985            8,786,923
                   Liz Claiborne, Inc. Common Stock                        10,388,107            9,854,744

        The Company and certain of its officers and directors are parties to several pending legal proceedings and claims. Although the effect of such litigation cannot be determined with certainty, management of the Company is of the opinion that the final outcome should not have a material adverse effect on the Company's results of operations or financial position or on the Plan's net assets.

(4)     Use of Estimates:

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(5)     Valuation of accounts:

        Participants' accounts are stated at market value at the end of each business day. In addition, an investment adjustment reflecting accrued earnings is determined for each investment fund and is allocated among accounts entitled to share in the adjustment.

(6)     Realized and unrealized gains and losses

        Realized and unrealized gains and losses on plan assets are determined based on the value of the assets at the beginning of the plan year or at the time of purchase during the year.

7)      Federal income taxes:

        On behalf of the Plan, the Company has received a favorable determination letter, dated March 4, 1996, from the Internal Revenue Service to the effect that the Plan is qualified under Section 401 of the Internal Revenue Code. Since the Plan is qualified, participants are not taxed on contributions or on the related earnings until they receive distributions from the Plan or default on their loan repayments. Additionally, the Plan is not taxed on its dividend and interest income or any capital gains whether realized or unrealized.




(8)     Plan termination:

        The Plan may be terminated at any time at the Company's sole discretion. Upon termination, contributions by the Company and participants cease and all Company contributions which had been credited to each participant's account would fully vest. At this time, management has no intention to terminate the Plan.

(9)     Related party transactions:

        The members of the Plan's Administrative Committee currently serve in the following respective positions: Chairman of the Board and Chief Executive Officer; and Senior Vice President- Finance and Chief Financial Officer. One of the investment funds of the Plan invests exclusively in shares of the Company's Common Stock (Note 2). The Plan owned 248,445 shares of Common Stock at December 31, 1997, with a cost based on beginning market value of $9,759,653 and a market value of $10,388,107 and at December 31, 1996, owned 255,139 shares of Common Stock with a cost based on beginning market value of $7,188,164 and a market value of $9,854,744.

(10) Reconciliation to Form 5500:

        As of December 31, 1997 and 1996,  there was $1,267,818 and  $2,218,460, respectively, of vested benefits payable to terminated participants that were paid in the first quarter of 1998 and 1997, respectively. These amounts are recorded as liabilities in the Plan's Form 5500; however, these amounts are not recorded as liabilities in the accompanying statements of net assets available for plan participants in accordance with generally accepted accounting principles.

        The following table reconciles net assets available for plan participants per the accompanying financial statements to the Form 5500 to be filed by the Company for the years ended December 31, 1997 and 1996:

                                                                              1997                1996
                                                       1997               Net Assets           Net Assets
                                                      Benefits           Available for       Available for
                                                       Paid              Plan Benefits       Plan Benefits
         Per financial statements                     $7,147,028          $72,806,460          $60,916,505
         Accrued benefit payments                      1,267,818           (1,267,818)         (2,218,460)
         Reversal of 1996 accrual for
           benefit payments                           (2,218,460)                --                   --
         Per Form 5500                                $6,196,386          $71,538,642          $58,698,045


        As of December 31, 1997 and 1996, there was approximately $17,758,000 and $15,227,000, respectively, of vested benefits payable to terminated participants.

(11)    Other Information:

        There were no loans, fixed income obligations or leases which were either in default or classified as uncollectible during the years ended December 31, 1997, 1996 and 1995.










(12)    Subsequent Event:

        Effective April 1, 1998, participants are permitted to invest funds under the Plan in a Self-Directed Brokerage Account that allows them access to more than 200 mutual funds from eleven mutual fund families.

        Initially, a $3,000 minimum amount is required to open an account, which will be transferred from current account balances in the Plan. Once the account is opened, all future transfers to the account must be at least $500 and must be transferred from a participant's other investment funds in the Plan. Deferrals may not be deposited directly into the account and direct withdrawals and loans are prohibited. Transfers from the Self-Directed Brokerage Account to the Plan will be deposited into the American Express Trust Income Fund. An administrative fee of $75 is charged by American Express when the account is opened. Participants may incur penalties for early redemptions of a mutual fund that is not held for 90 days (except in the case of IDS funds).





                                             LIZ CLAIBORNE SAVINGS PLAN
                                              SCHEDULE OF INVESTMENTS
                                              AS OF DECEMBER 31, 1997


SCHEDULE I


                                                                NUMBER OF
                                                                SHARES OR           COST BASED                 CURRENT
FUNDS                                                             UNITS             ON BEG MKT                  VALUE

AMERICAN EXPRESS TRUST INCOME FUND II                              1,174,678            $19,663,679            $20,433,019

IDS FEDERAL INCOME                                                   552,347              2,757,519              2,792,666

IDS MUTUAL                                                           452,437              6,217,465              6,211,052

AMERICAN EXPRESS TRUST EQUITY INDEX II                               625,684             12,608,434             16,193,963

IDS NEW DIMENSIONS                                                   516,595             11,111,271             12,326,985

OPPENHEIMER DISCOVERY                                                 11,301                522,866                543,670

TEMPLETON FOREIGN                                                     95,777              1,047,475                952,983

LIZ CLAIBORNE COMPANY STOCK
 LIZ CLAIBORNE, INC. COMMON STOCK                                    248,445              9,759,653             10,388,107
 AMERICAN EXPRESS TRUST MONEY MARKET                                 264,698                264,698                262,280
                                                                                    ----------------       ----------------
                                                                                         10,024,351             10,650,387
                                                                                    ----------------       ----------------

                                                                                        $63,953,060            $70,104,725
                                                                                    ================       ================
LOANS TO PARTICIPANTS ,
 AT INTEREST RATES RANGING FROM 7 % TO 10%                                               $2,870,674             $2,870,674
                                                                                    ================       ================